Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

September 3, 2024

VIA EDGAR TRANSMISSION

Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:

Tidal Trust II (the “Trust”)

Post-Effective Amendment No. 233 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23793; 333-264478

Dear Ms. Rossotto:

This correspondence responds to a comment the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on August 27, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the YieldMaxTM Ether Option Income Strategy ETF (the “Fund”). For your convenience, the comment has been reproduced with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus

1.	Please supplementally provide the Staff with a completed Fee Table pre-effectively.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.

2.	In recent months we have given comments to several option income funds, including other YieldMax funds. Comments given there apply equally here regardless of whether explicitly given. Please ensure you have considered these prior comments and made appropriate and consistent revisions.

Response: The Trust confirms that the Fund’s principal investment strategy, as currently written, incorporates the Trust’s prior responses to multiple sets of comments from the Staff on substantially similar funds.

3.	The Fund’s item 4 principal investment strategies section is confusing and hard to follow. The Fund’s item 9 principal investment strategies section is clearer and better organized. While the Staff does understand similar disclosure has already gone through the comment process with other reviewers, please consider revising the item 4 section to be a summary of the item 9 section. To the extent revisions are made to the item 4 section in response to this comment, please clearly describe:
a.	each strategy and its purpose,
b.	how the Fund gains income,
c.	the percentage of the Fund’s portfolio committed to each strategy, and
d.	why gains are capped while using the standard option strategy.

In addition, in line with plain-English principles, consider separating out the purpose of each strategy to describe what the Fund is intended to do.

Response: In light of the fact that similar disclosure has already gone through the comment process multiple times and have been adjusted to address Staff concerns, the Trust intends to retain the current format and respectfully declines to make revisions associated with this comment.

4.	For the purposes of the Fund’s 80% test, please define “Underlying ETF” as an ETF with its share price dependent upon the price of ether (rather than an ETF that provides indirect exposure to the share price of ether). In addition, revise the 80% policy to so that it is similar to a policy to invest 80% of net assets (plus borrowings) in options contracts that utilize an “ether” based ETF as the reference asset. Please also revise to explain what is meant by “notional” value.

Response: The Trust responds by making the requested revisions.

5.	In the first paragraph of the Fund’s principal investment strategies, it states that the Fund only provides partial exposure to the ETF share price (i.e., there is a limit on potential investment gains). Revise as appropriate to ensure this is not misleading.

Response: The Trust responds by referring the Staff to its response to comment 3 above.

6.	Please revise to include the tickers and exchanges of the Underlying ETFs that will be used by the Fund. Please also add disclosure indicating that the Underlying ETFs’ prospectuses, reports and other information filed with the SEC pursuant to the federal securities laws are available on sec.gov. Supplementally, please provide a full list of Underlying ETFs that may be used.

Response: The Trust respectfully declines to list specific tickers and exchanges of the Underlying ETFs that the Fund may use. Given the rapidly evolving market, particularly with multiple ETFs already focused on ether and the likelihood of new ETFs emerging, providing a static list could be misleading or quickly outdated. Additionally, naming only the current ETFs might inadvertently imply an endorsement or preference, which is not the intent.

7.	In the first paragraph of the Fund’s principal investment strategies, revise to clarify that the Fund will have exposure to losses.

Response: The Trust responds by referring the Staff to its response to comment 3 above.

8.	In the Fund’s principal investment strategies, where it states “In addition to its use of options to gain indirect exposure . . . ,” revise to clarify that this is referring to the Fund’s “synthetic options strategy.”

Response: The Trust responds by referring the Staff to its response to comment 3 above.

9.	In the Fund’s principal investment strategies, where it states “The Fund’s strategy is subject to all potential losses (in proportion to its allocation to an Underlying ETF) . . . ,” revise to disclose the impact to the Fund if just one Underlying ETF is being used.

Response: The Trust respectfully declines to revise the disclosure as requested. The current language clearly conveys that the Fund's strategy is subject to potential losses proportional to its allocation to any Underlying ETF, regardless of the number of ETFs being used. We believe that this adequately addresses the impact on the Fund, even if just one Underlying ETF is being utilized.

10.	In the Fund’s principal investment strategies, where it states “As part of the Fund’s synthetic covered call strategy . . . ,” revise to explain “synthetic covered call strategy.”

Response: The Trust responds by directing the Staff to existing disclosure under the heading “Synthetic Long Exposure” as well as its response to comment 3 above.

11.	In the Fund’s principal investment strategies, in the first full paragraph on page 3, revise to clarify the price scenarios at which the Fund will gain or lose money, based on a particular position (e.g., relative to a strike or market price).

Response: The Trust responds by referring the Staff to its response to comment 3 above.

12.	In the Fund’s principal investment strategies, in the section entitled “Options Strategies” where it states “(t)he Fund will seek to capture a portion of each Underlying ETF’s share price appreciation (generally no more than 15%) in a given month,” revise to clarify the 15%. Does it modify share price appreciation, or will the Fund only participate in appreciation up to 15% per month?

Response: The Trust responds by referring the Staff to its response to comment 3 above

13.	In the Fund’s principal investment strategies, in the section entitled “Options Strategies” where it describes the “Opportunistic Strategy,” revise to explain “credit call spreads.”

Response: The Trust responds by respectfully noting that such term is already explained in the referenced section.

14.	In the Fund’s principal investment strategies, where it states “the strategy is designed to produce higher income levels when the Underlying ETF experiences or Underlying ETFs experience, as applicable, more volatility,” revise to disclose how higher income levels are achieved when Underlying ETFs experience greater volatility.

Response: The Trust responds by referring the Staff to its response to comment 3 above.

15.	In the Fund’s principal investment strategies, revise to disclose a range for the Fund’s allocation to U.S. Treasuries.

Response: The Trust responds by making the requested revision.

16.	In the Fund’s principal investment strategies, please consider moving the last three paragraphs of the section entitled “Ethereum Protocol” to the Fund’s item 9 strategy section.

Response: The Trust responds by making the requested revision.

17.	With respect to the chart on page 6 of the Fund’s principal investment strategies, please revise to clarify that “1. Long Exposure” refers to the Fund’s synthetic long strategy.

Response: The Trust responds by making the requested revision.

18.	In the Fund’s principal investment risks, with respect to “Ether Investment Risk”:
a.	please disclose that the value of ether may be substantially dependent on speculation, such that trading and investing in ether generally may not be based on fundamental analysis.
b.	please disclose that the exposure of ether to instability and other speculative parts of the blockchain crypto industry, such as an event that is not necessarily related to the security or utility of the Etherum Network, can nonetheless precipitate a significant decline in the price of ether.”
c.	please disclose that there are risks related to fragmentation and lack of regulatory compliance with regard to crypto asset trading platforms. Also disclose that crypto asset trading platforms upon which ether is traded and which may serve as a pricing source of the valuation of ether linked derivatives held by the Underlying ETF are or may become subject to enforcement actions by regulatory authorities.
d.	revise to explain “back month futures.”

Response: The Trust responds by making the requested revision.

19.	In the Fund’s principal investment risks, with respect to “Price Participation Risk” it states that “[a]t most times, the Fund employs a “standard” covered call investment strategy. .. .” Please revise as necessary to reconcile with the Fund’s principal investment strategies.

Response: The Trust responds by respectfully noting that the foregoing is consistent with the Fund’s principal investment strategies.

20.	In the Fund’s principal investment risks, with respect to “Call Writing Strategy Risk,” the Staff considers the 7% price cap example to be helpful disclosure. Please consider including something similar in the principal investment strategies section.

Response: The Trust responds by adding disclosure to the Fund’s Item 9 strategy disclosure.

21.	Please supplementally:
a.	provide information about the Fund’s discussions with potential APs, including the number of APs that have expressed legitimate interest to act as an AP for the Fund.
b.	outline discussions the Fund has had with APs and market makers regarding the ability to arbitrage holdings in a manner that is expected to keep the Fund’s market price in line with its NAV. What instruments will be used to arbitrage?
c.	discuss any unique considerations from the exchange upon which the Fund intends to list that will impact its ability to pursue its strategy, interact with APs or impact its operations

Response: The Trust responds by noting:

a.	It has in place multiple AP agreements and is already supporting a similar fund which tracks Bitcoin ETFs instead of Ether ETFs. In the Adviser’s discussions with market makers and their related APs, there have been no such concerns.
b.	The Fund’s core derivatives exposure will be via listed options which are already trading with strong liquidity. In addition to direct hedging, delta hedging is available in more liquid markets. Consequently, the Adviser believes that its existing market-making relationships are more than sufficient to support the Fund.
c.	The Trust is unaware of any unique considerations from the Fund’s listing exchange.

General Comments

22.	Please supplementally outline Fund’s plan for compliance with Rule 18f-4 including an overview of the elements of the expected DRM program, and the anticipated use of a relative or absolute VAR test. If relative, provide the reference benchmark

Response: The Adviser is confident that the Fund will operate in full compliance with the Trust’s Rule 18f-4 Derivatives Risk program. The Adviser notes that it currently implements nearly identical strategy via YieldMaxTM Bitcoin Option Income Strategy ETF, as well as similar strategies on companies with significant cryptocurrency exposure, such as Coinbase and MicroStrategy. Each of those Funds currently operate well within the program's guidelines. The Adviser will employ a relative VaR test for the Fund using the “S&P CME Ether Futures Index Total Return” as its reference index. The Adviser selected that index in light of the Fund's portfolio composition, which involves purchasing and selling options on related assets.

23.	Please supplementally confirm Fund’ s Code of Ethics applies to transactions in ether or ether-linked derivatives and that access persons are required to pre-clear such investments.

Response: The Trust hereby confirms that the Adviser’s code of ethics has been updated to apply to transactions in ether or ether-linked investments/derivatives and that Access Persons, as defined in Rule 17j-1 of the Investment Companies Act, will be required to preclear such transactions.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP Legal

Tidal Investments LLC

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.99%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.99%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$101	$315